Via Facsimile and U.S. Mail
Mail Stop 6010

March 19, 2007

Martin L. Vaughan, III
Chairman and Chief Executive Officer
Hilb Rogal & Hobbs Company
4951 Lake Brook Drive, Suite 500
Glen Allen, VA 23060

Re: Hilb Rogal & Hobbs Company
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 10, 2006
File Number: 000-15981

Dear Mr. Vaughan:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief